UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2006                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated February 13, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: February 13, 2006	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

February 13, 2006

TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Cerro Jumil Drill Update – Gold Mineralization Extended

Esperanza Silver Corporation (“Esperanza”) announces new drill results from the on-going drill program at Cerro Jumil, Mexico.

Results from four new drill-holes, all within the Southeast zone, have been received. Gold mineralization has been found in all the new drill holes including 29.6 meters of 2.08 grams gold per tonne and 49 meters of 1.11 grams of gold per tonne. The new drilling extends the gold mineralization within the Southeast zone an additional 200 meters southward. Drilling in the Southeast zone has now determined continuous gold mineralization for a total of 330 meters along the length of this zone.

The new results are summarized below:

Hole	From	To	Interval	Grade
	(meters)	(meters)	Length	(grams Au/tonne)
			(meters)
DHE-06-18	45.00	74.60	29.60	2.08
includes	60.25	74.60	14.35	2.90
DHE-06-19	83.20	92.20	9.00	1.11
DHE-06-20	67.00	121.00	54.00	0.74
includes	78.00	92.00	14.00	1.01
includes	97.00	102.00	5.00	1.30
DHE-06-21	59.00	108.00	49.00	1.11
includes	63.00	68.00	5.00	2.08
includes	84.00	87.00	3.00	2.84
includes	97.00	102.00	5.00	2.19

The current drilling program (Phase II) is testing surface gold anomalies found during 2005. Geologic mapping and sampling identified a potential zone of gold mineralization, the Southeast Zone, which contains gold in outcrops over a 1300 meter length. Earlier drilling in February and March of 2005 (Phase I) identified gold mineralization along a 350 meter length in what is known as the West Zone.

Over 3000 meters have been planned for the current Phase II program of which 1,750 meters have been completed. The company is now preparing a Phase III program which will include additional discovery drilling along extensions of the Southeast and West zones plus possible testing of new targets. In-fill drilling will also be planned for the two zones.i

Esperanza is a silver and gold exploration company. In addition to Cerro Jumil it is actively exploring the San Luis silver/gold project and developing new grass-roots prospects in joint-venture with Silver Standard Resources Inc. in Peru.

For further information contact:

William (Bill) Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release

Endnotes

i William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the La Esperanza exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Gold samples were analyzed by fire assay and atomic absorbtion spectroscopy with a 30 g nominal sample weight. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QC-Protocols.asp.